




SEC MAIL PROCESSING
RECEIVED
APR 3 0 2012
310
WASH, D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH C. GAWRONSKI 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

230 WEST 41ST STREET, 15TH FLOOR	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


12061330

OATH OR AFFIRMATION

I, JOSEPH C. GAWRONSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2014

Robin Richel
Notary Public

Signature

PRESIDENT & CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (the Company) (an S Corporation) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 29, 2012

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash & cash equivalents	$ 827,250
Receivable from broker-dealers and clearing organizations	2,469,963
Due from non-affiliated company	26,879
Investment in RSI Europe Ltd	73,842
Furniture and equipment, net of accumulated depreciation of $1,649,468	301,115
Loans receivable - employees	163,000
Security deposits	617,085
Prepaid expenses	31,838
TOTAL ASSETS	$ 4,510,972

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 1,474,824
Accrued expenses	61,232
Payable to clients	336,188
Bonuses payable	1,876,484
New York City corporation tax payable	26,731
TOTAL LIABILITIES	$ 3,775,459
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	732,987
TOTAL SHAREHOLDERS' EQUITY	$ 735,513
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,510,972

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI) was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, ISE Stock Exchange, National Stock Exchange, Chicago Stock Exchange, CBSX, the National Futures Association (NFA) and most of the major ECNs and independent crossing networks. RSI is an agency-only execution boutique servicing both the buy-side and sell-side, as well as corporates repurchasing their shares. With respect to the buy-side, the firm represents traditional institutions, quants and portfolio trading customers in NYSE- and Nasdaq-listed equities and ETF markets through its upstairs trading desk and NYSE trading floor operation. With eight trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility. With respect to the sell-side, RSI provides NYSE execution and DMA services. In June of 2010, RSI significantly expanded its sell-side DMA services by entering into a services agreement with one of the leading technology providers of smart order routing technology to displayed and non-displayed markets. In February 2012, RSI hired a team to begin providing execution services in the US options markets and complementary trading/hedging strategies to clients.

RSI has been at the forefront of embracing automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty years ago to offering DMA for ECN access and sophisticated algorithmic tools today. In 2003, the Company formed a subsidiary corporation in Ireland, with an office in Dublin, to function as an introducing broker in an effort to expand its customer base to the European Union. RSI also utilizes its leading expertise in market structure, transaction analytics, and financial technology to provide advice to customers with regard to such matters, as well as render consulting and investment banking services to exchanges and other capital markets participants.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis or straight line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the life of the leasehold. Depreciation and amortization expense would not be materially different if calculated using the straight-line basis only. For the year 2011 $ 73,748 of acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices. All new acquisitions are depreciated on a straight line basis.

(C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(E) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities."

(F) The investment in RSI Europe Ltd, the offshore subsidiary, is shown as an asset pursuant to the equity method of accounting. RSI has an 85% ownership interest in RSI Europe Ltd. Any annual unrealized gain or loss resulting from foreign currency transactions are included in net income.

(G) The Company's Anti-Money Laundering Program (AMLP) audit was completed during December 2011 pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another independent firm in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The audit was for the period through December 2011. The independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

(H) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firms.

(I) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(J) The $95,000 letter of credit to Vornado Realty Trust (the Company's landlord) is not recorded on the balance sheet and is not considered in the computation of the Company's net capital requirements.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor or DMA/smart routing systems during December 2011 and received in January 2012.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2011 and received in January 2012.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 4: SECURITY DEPOSITS

During 2008 the Company entered into agreements with two clearing firms. In addition an escrow deposit was made during 2008 as a DTCC member. The Company made security deposits in the amount of $609,902 during 2008 with the clearing firms and NSCC. The security deposits have been increased for interest earned during subsequent periods. At December 31, 2011 security deposits totaled $ 617,085.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2011 is $ 6,326.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. The New York City Alternative income tax for 2011 is $ 39,079. However $12,348 was over-accrued and paid as estimated tax during 2010. The over payment was credited to 2011. Therefore an accrual of $ 26,731 for New York City Corporation tax was made for 2011.

NOTE 6 COMMITMENTS

The Company entered into a "Fourth Amendment of Lease" on May 21, 2008 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005.

Pursuant to the amended lease, the Company rented its previously-surrendered premises in addition to new premises encompassing the entire 26th floor. The lease was extended until May 21, 2013.

The annual rent for the previously-surrendered premises is payable in advance in equal monthly installments of $10,657.25.

The annual rent for the new premises is payable in advance in equal monthly installments of $17,701.33 through February 29, 2012. Commencing on March 1, 2012 and ending on the new expiration date, the annual rent will escalate to $25,998.83 per month. Future minimum annual payments required as of December 31, 2011 over the term of the current lease for the combined premises are as follows:

Year	Rental Amount
2012	423,279
2013	362,076
Total	$ 785,355

Pursuant to a "Services and Cost Sharing Agreement" entered into with Penserra Securities LLC, the Company received $24,468 in annual rents (see Note 9).

On August 25, 2006 the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit. On February 14, 2012 the Standby Letter of Credit expiration date was extended to May 31, 2013.

NOTE 7: TRADING LICENSES

During the calendar year 2011 the Company maintained nine trading licenses with the NYSE. The annual price for each trading license was set at approximately $28,333 per year for 2011. Trading licenses are renewed each year. Trading license fees are billed monthly and are cancelable with a one month notification. The annual fee of $ 28,333 is prorated for the portion of the year during which the trading license would be outstanding.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 8: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission, and Regulation 1.17 under the Commodity Futures Trading Act. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2011, the Company had net capital of $1,890,451 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $ 251,697 by $ 1,638,754 .

Minimum net capital pursuant to CFTC Rule 1.17 is $251,697. As of December 31, 2011 the Company's net capital exceeded the minimum net capital requirements computed pursuant to CFTC Rule 1.17 by $1,638,754.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission or Regulation 1.16 under the Commodity Futures Trading Act.

NOTE 9 RELATED PARTY TRANSACTION

The Company entered into a "Services and Cost-Sharing Agreement" with Penserra Securities LLC a New York Limited Liability Company with certain members in common on November 30, 2007. Pursuant to the agreement, Penserra rents facilities from Rosenblatt Securities located at 20 Broad Street in New York City and utilizes certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2011 the monthly rent was fixed at $2,039.00. Other expenses include payment for data consulting, use of personnel and allocated health insurance.